PRESS RELEASE	LIFE SCIENCES RESEARCH, INC.
(NYSE Arca: LSR)
PO Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

For Further Information:
Richard Michaelson
Phone: US (732) 649-9961
e-mail: LifeSciencesResearch@LSRinc.net

July 30, 2009

LSR ANNOUNCES SECOND QUARTER RESULTS

Highlights:
•	Revenues of $45.3 million
•	Operating income of $5.5 million, or 12.2% of revenues, excluding $1.5 million of transaction costs
•	Net income of $6.3 million
•	Diluted EPS of $0.44

EAST MILLSTONE, N.J. (July 30, 2009) – Life Sciences Research, Inc. (NYSE Arca: LSR) announced today financial results for the three and six months ended June 30, 2009.

Revenues for the second quarter of 2009 were $45.3 million, 29.7% below second quarter 2008 revenues of $64.3 million.  Excluding the effect of exchange rate movements, revenues decreased 15.5%.  The second quarter of 2008 reflected record revenues and operating margins for the Company. Operating income for the quarter ended June 30, 2009 was $4.0 million, which included $1.5 million of expenses associated with the previously announced transaction for the Company to be acquired by Lion Holdings, an entity controlled by LSR’s Chairman and CEO, Andrew Baker. Excluding those costs, operating income was $5.5 million, or 12.2% of revenues, compared with $10.0 million, or 15.6% of revenues for the same period in the prior year.  The 2009 quarter included stock-based compensation expenses of $0.3 million or $0.02 per fully diluted share, compared with $0.6 million or $0.04 per fully diluted share in the 2008 quarter.  The 2009 quarter included Other Income of $4.4 million or $0.30 per fully diluted share associated with non-cash foreign exchange gains principally related to the Company’s dollar-based debt, compared with Other Income of $23 thousand in the 2008 quarter.  The Company reported net income for the quarter ended June 30, 2009 of $6.3 million or $0.44 per fully diluted share, compared with $7.3 million or $0.47 per fully diluted share for the quarter ended June 30, 2008.

Revenues for the six months ended June 30, 2009 were $93.3 million, 26.9% below revenues of $127.6 million for the same period in the prior year.  Excluding the effect of exchange rate movements, revenues decreased by 9.1%.  Operating Income for the six months ended June 30, 2009 was $9.9 million, which included $1.5 million of expenses associated with the previously announced transaction for the Company to be acquired by Lion Holdings. Excluding those costs, operating income was $11.4 million, or 12.2% of revenues, compared with $19.7 million, or 15.4% of revenues for the same period in the prior year.  The 2009 six-month period included stock-based compensation expenses of $0.6 million or $0.04 per fully diluted share, compared with $1.0 million or $0.07 per fully diluted share in the same period last year. Other Income in the current period was $4.3 million or $0.30 per fully diluted share, compared with Other Expense of $37 thousand in the prior year. The Company reported net income of $10.0 million or $0.69 per fully diluted share for the six months ended June 30, 2009, compared with $14.0 million or $0.91 per fully diluted share for the six months ended June 30, 2008.

Cash and cash equivalents as of June 30, 2009 were $39.5 million, up from $38.0 million as of March 31, 2009 and $36.5 million as of December 31, 2008.  Net days sales outstanding at June 30, 2009 were 26 days, compared with 27 days at March 31, 2009 and 30 days at December 31, 2008.  Capital expenditures totaled $2.2 million in the second quarter of 2009, compared with $5.0 million in the second quarter of 2008.  Capital expenditures for the six months ended June 30, 2009 totaled $4.3 million, compared with $9.8 million for the six months ended June 30, 2008.

Net new orders totaled $44.7 million for the second quarter of 2009.  This represented a book-to- bill ratio of 0.99 for the quarter.  Net new orders totaled $85.4 million for the six months ended June 30, 2009.  This represented a book-to-bill ratio of 0.92 for the six months ended June 30, 2009.  At June 30, 2009 backlog (booked on work) amounted to approximately $149 million.

Brian Cass, LSR’s President and Managing Director commented, “Whilst this remains a challenging time for our company and industry, I am encouraged by the confidence that many of our customers have expressed in their ability to develop greater numbers of new therapies and bring them to market. This will almost inevitably increase outsourcing and as a consequence refresh CRO order levels, possibly in the latter part of this year or into 2010. During this short-term softness in demand I would like to recognise the achievements of our staff, particularly for the imagination and commitment they have shown in controlling our costs so as to limit the impact on our operating margins and cash flow.”

On July 9, 2009, LSR announced that it had entered into a definitive merger agreement to be acquired by Lion Holdings, Inc, an entity controlled by LSR’s Chairman and CEO, Andrew Baker, for $8.50 per share in cash. The transaction is expected to close in the fourth quarter of 2009, and is subject to certain closing conditions, including stockholder approval.

Conference Call

LSR management will host an investment community conference call beginning at 9:00 a.m. Eastern time on July 31, 2009 to discuss these results and to answer questions. Shareholders and other interested parties may participate in the conference call by dialing (773) 756-0828 and entering passcode 9585404.  We suggest calling five minutes prior to the scheduled call.

A replay of the call will be available one hour after the call is completed until August 14, 2009, at 5:00 p.m. Eastern time.  The replay number is 402-998-1776 and the pass code is 73109.  A recording of the conference call will also be available on the Company website at www.lsrinc.net.

About Life Sciences Research

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries.  LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment.  The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products.  The Company's services are designed to meet the regulatory requirements of governments around the world.  LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

Forward Looking Statements

This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995.  These statements are based largely on LSR’s expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR’s control, as more fully described in the Company’s SEC filings, including its Form 10-K for the fiscal year ended December 31, 2008, as filed with the US Securities and Exchange Commission.

- tables to follow -

Life Sciences Research Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
Unaudited

(Dollars in thousands, except per share data)	3 months ended June 30		6 months ended June 30
	2009	2008	2009	2008

Net revenues	$45,250	$64,330	$93,295	$127,557
Cost of sales	(33,321)	(43,507)	(67,609)	(86,871)
Gross profit	11,929	20,823	25,686	40,686
Selling, general and administrative expenses	(6,428)	(10,796)	(14,294)	(20,995)
Acquisition-related expenses	(1,500)	-	(1,500)	-
Operating income	4,001	10,027	9,892	19,691
Interest income	37	133	50	332
Interest income, related parties	110	123	215	247
Interest expense	(2,032)	(2,360)	(3,994)	(4,664)
Interest expense, related parties	(732)	(780)	(1,448)	(1,597)
Other income/(expense)	4,386	23	4,299	(37)
Income before income taxes	5,770	7,166	9,014	13,972
Income tax benefit	530	118	950	47
Net income	$6,300	$7,284	$9,964	$14,019

Income per share
-Basic	$0.47	$0.58	$0.75	$1.11
-Diluted	$0.44	$0.47	$0.69	$0.91

Weighted average number of common stock
- Basic (000’s)	13,349	12,655	13,347	12,644
- Diluted (000’s)	14,443	15,559	14,452	15,480

Life Sciences Research Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

(Dollars in thousands, except per share data)	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	$39,486	$36,493
Accounts receivable, net	24,364	19,607
Unbilled receivables, net	19,347	21,683
Inventories	2,600	2,854
Prepaid expenses and other current assets (includes related parties of $1,969 and $985 in 2009 and 2008)	6,290	5,031
Total current assets	$92,087	$85,668
Property, plant and equipment, net	69,128	63,610
Goodwill	3,126	2,684
Intangible assets, net	6,072	6,449
Other assets, related parties	2,488	3,074
Deferred income taxes	10,693	9,713
Total assets	$183,594	$171,198

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$11,791	$12,061
Accrued payroll and other benefits	3,597	3,882
Accrued expenses and other liabilities	25,093	25,921
Short-term debt	2,400	2,596
Fees invoiced in advance	29,803	27,681
Total current liabilities	$72,684	$72,141
Long-term debt, net (includes related parties of $21,901 and $21,025 in 2009 and 2008)	71,982	71,943
Deferred gain on disposal of US property	8,307	8,467
Pension liabilities	38,320	33,859
Total liabilities	$191,293	$186,410

Commitments and contingencies
Stockholders' deficit
Preferred Stock, $0.01 par value. Authorized: 5,000,000
Issued and outstanding: None	-	-
Non-Voting Common Stock, $0.01 par value. Authorized: 5,000,000
Issued and outstanding: None	-	-
Voting Common Stock, $0.01 par value. Authorized: 50,000,000
Issued and outstanding at June 30, 2009: 13,349,095
(December 31, 2008: 13,345,495)	133	133
Paid in capital	90,331	89,717
Accumulated other comprehensive loss	(48,750)	(45,686)
Accumulated deficit	(49,413)	(59,376)
Total stockholders' deficit	$(7,699)	$(15,212)
Total liabilities and stockholders' deficit	$183,594	$171,198

Life Sciences Research Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
Unaudited

(Dollars in thousands)	June 30, 2009	June 30, 2008
Cash flows from operating activities:
Net income	$9,964	$14,019
Adjustments to reconcile net income to net cash provided by/(used in) operating activities
Depreciation and amortization	4,123	4,938
Amortization of gain on disposal of US property	(160)	(160)
Non-cash compensation expense associated with employee stock compensation plans	594	1,045
Foreign exchange (gain)/loss on March 2006 Financing	(5,201)	21
Foreign exchange loss on intercompany balances	902	16
Deferred income tax benefit	(950)	(47)
Provision for losses on accounts receivable	183	51
Amortization of debt issue and financing costs included in interest expense	1,674	1,947
Changes in operating assets and liabilities:
Accounts receivable, unbilled receivables and prepaid expenses	879	(2,031)
Inventories	468	(140)
Accounts payable, accrued expenses and other liabilities	(5,163)	(6,013)
Fees invoiced in advance	(1,099)	(5,044)
Defined benefit pension plan liabilities	(407)	(1,952)
Net cash provided by operating activities	$5,807	$6,650

Cash flows used in investing activities:
Purchase of property, plant and equipment	(4,257)	(9,839)
Payment for acquisition	-	(1,779)
Net cash used in investing activities	$(4,257)	$(11,618)

Cash flows used in financing activities:
Proceeds from issue of Voting Common Stock	20	156
Repayments of long-term borrowings	(1,200)	(1,200)
Repayments of short-term borrowings	(73)	(373)
Net cash used in financing activities	$(1,253)	$(1,417)

Effect of exchange rate changes on cash and cash equivalents	2,696	252
Increase/(decrease) in cash and cash equivalents	2,993	(6,133)
Cash and cash equivalents at beginning of period	36,493	36,223
Cash and cash equivalents at end of period	$39,486	$30,090

Supplementary Disclosures:
Interest paid	$3,755	$4,084
Income taxes paid	$273	$89